January 23, 2006

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549


Re:  Resource Capital Corp
     Registration Statement on Form S-11
     File No. 333-126517

Ladies and Gentlemen:


The following information with respect to the distribution of the preliminary prospectus dated January 9, 2006 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the aforementioned Registration Statement.

The number of preliminary prospectuses dated January 9, 2006 as distributed between January 9, 2006 and January 23, 2006 is as follows:

                                                                No. of Copies dated
                                                                 January 9, 2006
                                                                -------------------
  To Prospective Underwriters                                         26,143
  To Institutions                                                        845
  To Others (i.e., companies providing deal statistics)                   12
  Total                                                               27,000

Sincerely,

Credit Suisse Securities (USA) LLC
Friedman, Billings, Ramsey & Co., Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
As Joint Book Running Managers

By: Credit Suisse Securities (USA) LLC

/s/ Matthew Abrusci
---------------------
Matthew Abrusci
Director